April 20, 2018

Edwin Kim

Attorney-Advisor

Office of Information Technologies and Services

Securities and Exchange Commission

Re:	Apawthecary Pets USA
Registration Statement on Form S-1 A3 Filed April 2, 2018 File No. 18728077

Dear Mr. Shuman:

We hereby withdraw the Company’s request that the Commission accelerate the effective date of our registration statement filed with the Commission to be April 19, 2018 at 3:00 PM Eastern Time or soon as practicable thereafter.

Sincerely,

/s/ Bradley Kersch

Bradley Kersch

President